UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

Commission File No. 1-4329

Cooper Tire & Rubber Company

Spectrum Investment Savings Plan
(formerly the Thrift and Profit Sharing Plan)

COOPER TIRE & RUBBER COMPANY

(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	34-4297750 (I.R.S. employer identification no.)

Lima and Western Avenues, Findlay, Ohio 45840
(Address of principal executive offices)
(Zip code)

(419) 423-1321
(Registrant’s telephone number, including area code)

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
(formerly the Thrift and Profit Sharing Plan)

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. FINANCIAL STATEMENTS OF THE PLAN

     The Financial Statements of the Cooper Tire & Rubber Spectrum Investment Savings Plan (formerly the Thrift and Profit Sharing Plan) for the fiscal year ended December 31, 2004, together with the report of Ernst & Young LLP, independent auditors, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS:

(23) Consent of Independent Auditors
(99) Certification Pursuant To 18 U.S.C. § 1350

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY

/s/ Philip G. Weaver

PHILIP G. WEAVER
Vice President and Chief Financial Officer
Plan Administrator

Date: June 28, 2005

F i n a n c i a l   S t a t e m e n t s   a n d   S u p p l e m e n t a l   S c h e d u l e

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan

December 31, 2004 and 2003, and Year Ended December 31, 2004
With Report of Independent Registered Public Accounting Firm

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003, and
Year Ended December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11
Exhibit 23 Consent
Exhibit 99 Certification

Report of Independent Registered Public Accounting Firm

The Pre-Tax Savings Plan Committee
Cooper Tire & Rubber Company
  Spectrum Investment Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cooper Tire & Rubber Company Spectrum Investment Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Toledo, Ohio June 3, 2005

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments, at market or contract value:
Interest in investment trust	$173,222,433	$251,463,637
Mutual funds and common stock	68,165,475	101,796,894
Participant loans	7,353,243	6,714,780

	248,741,151	359,975,311

Cash, noninterest bearing	1,143,918	3,493,429

Receivables:
Participant contributions	123,047	—
Employer contributions	796,061	997,338
Interest receivable	494	28,544

Total assets	250,804,671	364,494,622

Liabilities
Allocation payable to other plan	(3,145,369)	—

Net assets available for benefits	$247,659,302	$364,494,622

See accompanying notes.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions
Investment income (Notes 3 and 4):
Net appreciation in fair value of investments	$10,307,119
Interest and dividends	9,252,963
Other	30,793

19,590,875

Contributions:
Participant	20,941,233
Employer	3,916,061

24,857,294

Total additions	44,448,169

Deductions
Participant withdrawals	44,422,537
Administrative expenses	188,241
Allocation to other plan	116,672,711

Total deductions	161,283,489

Net decrease	(116,835,320)
Net assets available for benefits:
Beginning of year	364,494,622

End of year	$247,659,302

See accompanying notes.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of Cooper Tire & Rubber Company Spectrum Investment Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated effective January 1, 2002, is a defined contribution plan covering all salaried employees of the Cooper Tire & Rubber Company (the Company and Plan Administrator). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company sold its automotive operations, known as Cooper-Standard Automotive (Automotive), in a transaction which closed on December 23, 2004. The balances of all Automotive participants, which amounted to $116,672,711, were allocated into another qualified plan sponsored by the buyer. Of the total amount allocated out of the Plan, $3,145,369 related to participants loans which had not been transferred to the other qualified plan as of December 31, 2004. This amount is classified as a liability on the Statement of Net Assets Available for Benefits.

Contributions

Each year, participants may contribute up to 50% of their pretax compensation and up to 50% of their post-tax compensation (15% and 16%, respectively, prior to 2004). In no event shall the aggregate of a participant’s contributions exceed 50% (16% prior to 2004) of their compensation. Participants may direct their contributions to any of the Plan’s investment fund options.

The Company contributions are made annually as provided in the Plan document and at the discretion of the Company’s Board of Directors. All Company contributions are invested in Cooper Tire & Rubber Company common stock until they become vested, after which they are invested as directed by the participant.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions, allocation of the Company’s contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Forfeitures

At December 31, 2004, forfeited nonvested accounts totaled $174,653. These accounts will be used to reduce future employer contributions. Also, in 2004, employer contributions were reduced by $159,000 from forfeited nonvested accounts.

Vesting

The participants are immediately vested in their contributions plus actual earnings thereon. After three years, the participants are 100% vested in the Company’s contributions plus actual earnings thereon.

Participant Loans

Participants may borrow the lesser of 50% of the vested value of their entire account or $50,000. The interest rate is established based on the prime rate. Interest rates as of December 31, 2004, range from 4.00% to 5.25%. The loan repayment schedule can be no longer than 60 months. Principal and interest is paid ratably through payroll deductions.

Participant Withdrawals

In the event of retirement, death, termination, permanent disability, or other separation from service, participants are entitled to receive an amount equal to the value of the vested interest in their accounts. Payments of benefits are made in a lump sum distribution.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

In the event of hardship, as defined, participants may take a partial or full distribution of their accounts, subject to certain tax withholdings.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right, under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Participant withdrawals are recorded upon distribution.

Investment Valuation and Income Recognition

Except for the investment contracts held in the Investment Trust, the Plan’s investments are stated at fair value, which equals the quoted market price on the last business day of the plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The shares of common stock are valued at quoted market prices. The participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 4.5% and 4.2% in 2004 and 2003, respectively. The crediting interest rate for these investment contracts is reset monthly by the issuer but cannot be less than zero and ranged from 3.5% to 6.6% at December 31, 2004, and 1.4% to 6.6% at December 31, 2003.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

The Company pays the administrative expenses of the Plan, unless the expenses relate to certain participant-directed transactions.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value, as determined by quoted market prices as follows:

Net Realized
and Unrealized
Appreciation in
Fair Value of
Investments
Interest in Investment Trust	$1,260,788
Mutual funds and common stock	9,046,331

$10,307,119

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Investments in mutual funds and common stock that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	December 31
	2004	2003

American Washington Mutual Investors Fund	$25,245,556	$40,517,418
Investment Company of America Fund	18,335,372	22,302,436

4. Investment Trust

Cooper Tire & Rubber Company common stock held in the Investment Trust includes non-participant-directed and participant-directed investments. Certain investments of the Plan are held in an Investment Trust, which also combines similar investments of the other defined contribution plans sponsored by the Company. Each participating retirement plan has an undivided interest in the Investment Trust. The Plan’s interest in the Investment Trust was determined by the Plan’s relative asset value to the Investment Trust’s total asset value at the end of the year. Investment income is allocated to the Plan based on its pro rata share in the net assets of the Investment Trust.

At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Investment Trust was approximately 79% and 82%, respectively.

The following presents the fair value of investments in the Investment Trust:

	December 31
	2004	2003

Investments, at fair value:
Cooper Tire & Rubber Company common stock*	$129,838,642	$175,065,255
Investment contracts	84,373,742	126,712,953
Money market mutual fund	4,005,562	3,475,630

Total assets	$218,217,946	$305,253,838

*Includes nonparticipant-directed shares

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan

Notes to Financial Statements (continued)

4. Investment Trust (continued)

The fair value of the investment contracts was $88,049,780 and $133,975,826 at December 31, 2004 and 2003, respectively.

Investment income of the Investment Trust for the year ended December 31, 2004, is as follows:

Interest and dividends	$8,801,454
Net appreciation of fair value of investments, as determined by quoted market prices:
Common stock	2,680,847

$11,482,301

5. Nonparticipant-Directed Investment

Cooper Tire & Rubber Company common stock held in the Investment Trust is a nonparticipant-directed investment. Information about the significant components of changes in net assets related to the nonparticipant-directed investment for the year ended December 31, 2004, is as follows:

Contributions	$13,212,457
Dividends	3,404,492
Net appreciation in fair value of investment	2,680,847
Participant withdrawals	(1,874,808)
Transfers out to other investment options	(62,649,601)

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan

Notes to Financial Statements (continued)

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 13, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Related-Party Transactions

Certain plan investments are shares of mutual funds managed by the trustee, National City Bank, and, therefore, these transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party in interest.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan

EIN #34-4297750          Plan #005

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2004

	Description of Investment,
Identity of Issue,	Including Maturity Date,
Borrower, Lessor, or	Rate of Interest, Collateral,	Current
Similar Party	Par, or Maturity Value	Value

Investments held by National City Bank:
Mutual Funds:
American Funds	820,193.48 shares, American Washington Mutual Investors Fund	$25,245,556
	596,272.25 shares, Investment Company of America Fund	18,335,372
*Armada	403,135.40 shares, Armada Equity Index Fund #42	4,200,671
Aim Funds Group	156,606.88 shares, Balanced Fund Class A Shares	3,962,154
Janus Funds	117,023.76 shares, Worldwide Fund	4,845,954
MFS Family of Funds	320,201.96 shares, Massachusetts Investors Growth Stock Funds	3,957,696
Invesco Funds	244,101.50 shares, Dynamics Fund	4,027,675

Money Market Funds:
*Armada	185,023.12 shares, Government Money Market Fund #509	185,023

Common Stock:
*Cooper Tire & Rubber Company	158,022.00 shares, Common Stock	3,405,374

* Participant loans	Interest rates ranging from 4.00% to 5.25%, with the longest maturity date of November 28, 2008	7,353,243

		$75,518,718

* Indicates party in interest to the Plan.